Mail Stop 4561

September 15, 2009

Damon Deru
Chief Executive Officer
Nine Mile Software, Inc.
579 West Heritage Blvd. #220C
Layton, UT 84041

>   **Re: Nine Mile Software, Inc.**
>   **Form 8-K filed August 7, 2009**
>   **Form 8-K/A filed September 3, 2009**
>   **File No. 333-143039**

Dear Mr. Deru:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant